Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

January 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Registrant”), we are hereby submitting this letter to respond to comments received on January 3, 2018 from Keith Ellington, Staff Accountant of the Securities and Exchange Commission, regarding the May 31, 2017 annual report of the Martin Currie International Unconstrained Equity Fund (the “Fund”). The following is a summary of the comments received from Mr. Ellington and the Registrant’s response on behalf of the Fund.

1. Comment: In the Statement of Assets and Liabilities, Mr. Ellington noted that the “accrued expenses” line item represented 42% of the liabilities of the Fund. Mr. Ellington asked that the Fund please confirm that all material liabilities have been disclosed in accordance with Regulation S-X 6-04.10.

Response: In response to the Staff’s comment, the Registrant confirms that all material liabilities have been disclosed in accordance with Regulation S-X, Item 6-04.10.

2. Comment: In the Notes to Financial Statements, under “Investment management agreement and other transactions with affiliates” Mr. Ellington noted that the recapture period appears to be longer than three years, as Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is “permitted to recapture amounts waived and/or reimbursed to a class within three years after the fiscal year in which LMPFA earned the fee or incurred the expense,” and not three years after the date the amount was waived. Please review ASC 450-20-25 “Loss Contingencies” and FASB Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements,” Paragraph 26. Please confirm that management has performed a FAS 5 analysis and determined that a liability is not necessary. Please confirm that the Fund’s auditor has reviewed the FAS 5 analysis and has agreed with the conclusion.

Response: In response to the Staff’s comment, the Registrant confirms that a FAS 5 analysis has been performed and that a liability is not necessary. The Registrant confirms that the Registrant’s auditor has agreed with this conclusion. The Registrant notes that FASB ASC 946-20-25-4 states that a liability for expense recapture plans should be recognized if, and to the extent that, the expense limitation agreement’s established terms for repayment of the waived expenses and the circumstances meet criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements, and the criteria in FASB ASC 450-20-25-2. The Registrant confirms that the preceding criteria have not been met. Further, the Registrant confirms that in accordance with FASB ASC 946-20-50-6, the existence of reimbursement agreements and the carryover of excess expenses potentially reimbursable to the adviser but not recorded as a liability are disclosed in the Notes to Financial Statements.

3. Comment: In connection with his review, Mr. Ellington had also noted that Legg Mason BW Absolute Return Opportunities VIT, a series of Legg Mason Global Asset Management Variable Trust, had been liquidated. He asked that this series be marked as inactive in the EDGAR system.

Response: Management confirms that this series has been marked inactive in the EDGAR system.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above responses.

Sincerely,

/s/ Elizabeth L. Belanger

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